Exhibit 3.1

Text of Amended and Restated Article 13 of the Articles of Incorporation

“13. No merger, consolidation, liquidation or dissolution of the corporation nor any action that would result in the sale or other disposition of all or substantially all of the assets of the corporation shall be valid unless first approved by the affirmative vote of the holders of at least sixty-six and 2/3 percent (66-2/3%) of the outstanding shares of Common Stock. The immediately preceding sentence shall not apply to any merger, consolidation, liquidation or dissolution of the corporation nor any action that would result in the sale or other disposition of all or substantially all of the assets of the corporation if any such transaction or action is approved in advance by the affirmative vote of seventy-five percent (75%) or more of the members of the Board of Directors.

Notwithstanding the foregoing, this Article 13 shall not apply to any merger, consolidation, share exchange or similar transaction involving the Corporation if (i) members of the Board of Directors of the Corporation will constitute at least a majority of the Board of Directors of the surviving or new corporation or entity immediately after the transaction and (ii) shareholders of the Corporation will hold in the aggregate voting shares of the surviving or new corporation or entity to be outstanding immediately after completion of the transaction entitled to cast at least a majority of the votes entitled to be cast generally for the election of directors. This Article may not be amended unless first approved by the affirmative vote of the holders of at least sixty-six and two thirds percent (66-2/3%) of the outstanding shares of Common Stock in addition to any other vote of security holders otherwise required by these Articles of Incorporation or by law.”